Filed by Molekule Group, Inc.

Pursuant to Rule 425 under

the Securities Act of 1933

Subject Company: Molekule Group, Inc.

Commission File No. 001-41096

Molekule and Aura Expand in Global Education Market with Multiple Deployments and Orders

●	Education industry sales reach nearly $4M
●	Installed base hits over 11,000 air purifiers in schools, including some of the largest school districts in the U.S., eliminating SARs-COV-2, RSV, H1N1 Flu Virus, bacteria and allergens from the air
●	Thousands of classrooms and facilities on numerous campuses are now experiencing clean air, as our IoT-enabled devices provide IAQ monitoring and centralized device control to schools across the globe
●	Molekule’s education market capabilities, bolstered by the Aura acquisition, strengthen its position to leverage the nearly $500B available in U.S. Government funds for IAQ deployment in the education and public sectors

PALM BEACH GARDENS, Fla., April 27, 2023 - Molekule Group, Inc. (“Molekule” or the “Company”) (Nasdaq: MKUL), an emerging leader in air purification technology solutions, systems, and Aura Smart Air Ltd. (“Aura”), a leading air quality solutions company that is expected to combine with Molekule early in the second half of 2023, today announced multiple new deployments and orders in the global education market. Molekule and Aura technologies include the largest range of proprietary and patented, FDA-cleared air purification devices, which have been proven to destroy SARs-CoV-2, RSV, H1N1 flu virus, VOCs, allergens, mold and many other pollutants. The devices are part of a state-of-the-art advanced solutions platform, which includes Indoor Air Quality (“IAQ") monitoring and internet-of-things (“IoT”) device control, allowing schools to monitor and control IAQ on a campus-wide basis and individual classroom level, from one single location.

Molekule’s success and growth strategy in the education sector includes customers such as Sacred Heart Schools of Atherton, Southwestern College, Wharton Institute for the Performing Arts, University of Pennsylvania, Ohio University, and Northeastern University among many others. Domestically, new orders and partnerships include Aura’s recent selection as an approved Air Quality Vendor for Region 13 in Texas, one of the largest school regions in the U.S., and Meriden, Connecticut, which serves over 8,500 students. Globally, Aura is also expanding across several schools and districts in Israel and Hong Kong. This adds to the thousands of units and filters Molekule has already deployed across the education and higher education sector in the U.S.

Poor indoor air quality is one of the most prominent threats to both a student’s health and their ability to learn. Studies have linked long-term exposure to air pollution with declines in test scores, and childhood asthma is one the leading causes of chronic disease-related absenteeism in schools. Molekule’s technology is designed to destroy common asthma triggers like pet dander, smoke, mold, and VOCs, helping reduce health risks and support schools working to meet EPA guidance and recommendations to improve air quality.

Jason DiBona, Chief Executive Officer of Molekule, noted, “Both Molekule and Aura provide an instantly deployable air quality and purification solution for the education sector, which includes software to enable users to assess and mitigate air quality across numerous devices. We have already seen significant synergies and momentum in these early days of our work with Aura across the education sector, and we’re just getting started.”

DiBona added “We believe this new relationship with Aura is already paying dividends and will only accelerate as we incorporate the company’s advanced software, sensor, and IoT technology into our existing devices. Aura’s software capabilities enable centralized monitoring and remote management of installed units to ensure indoor air safety and quality. The combination of Aura’s Software platform and Molekule’s Safe-Air-as-a-Service IAQ solution will enable schools and universities to monitor and purify indoor air in real-time across campuses. We have a strong pipeline in the education industry and are excited about the opportunities ahead.”

Education industry sales recently reached a cumulative amount of nearly $4 million across both companies and put the Company in a strong position to leverage the nearly $500 billion in funds made available for clean air infrastructure through the education sector.

If you are interested in a quote for your school, please inquire at: https://molekule.com/business

About Molekule

Molekule is on a mission to provide clean indoor air to everyone, everywhere. With the largest range of proprietary, FDA-cleared air purification devices on the market, Molekule is providing consumers, business owners and medical professionals with hardware and software solutions to better understand and improve indoor air quality. Its Air Pro, Air Mini+ and Pūrgo™ purification devices can be applied to virtually any indoor space, including homes, classrooms, offices, hospitals and more. For more information and customer reviews, visit https://investors.molekule.com/.

Media Contact

Press@molekule.com

Investor Relations Contacts

Ryan Tyler

Chief Financial Officer, Molekule

Ryan.Tyler@molekule.com

MATTIO Communications

molekule@mattio.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based upon current beliefs and expectations of our management and are subject to known and unknown risks and uncertainties. Words or expressions such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “may,” “will,” “projects,” “could,” “should,” “would,” “seek,” “forecast,” or other similar expressions help identify forward-looking statements. Factors that could cause actual events to differ include, but are not limited to:

●	general economic conditions in the markets where we operate;
●	the impact of the COVID-19 pandemic and related prophylactic measures;
●	expected timing of regulatory approvals and product launches;
●	non-performance of third-party vendors and contractors;
●	risks related to our ability to successfully sell our products and the market reception to and performance of our products;
●	our compliance with, and changes to, applicable laws and regulations;
●	our limited operating history;
●	our ability to manage growth;
●	our ability to obtain additional financing when and if needed;
●	our ability to expand product offerings;
●	our ability to compete with others in our industry;
●	our ability to protect our intellectual property;
●	the ability of certain stockholders to determine the outcome of matters that require stockholder approval;
●	our ability to retain the listing of our common stock on Nasdaq;
●	our ability to defend against legal proceedings;
●	success in retaining or recruiting, or changes required in, our officers, key employees or directors;
●	the risk that the merger between Molekule and Aura may not be completed; and other economic, business, competitive, and regulatory factors affecting the businesses of the Company generally, including but not limited to those set forth in Molekule’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Molekule’s latest annual report on Form 10-K, as amended, and other SEC filings.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. We assume no obligation to revise or update any of the forward-looking statements to reflect events or circumstances after the date of this release or to reflect new information or the occurrence of unanticipated events.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 and, in Israel, by means of a prospectus approved by the Israel Securities Authority (the “ISA”).

Important Additional Information Will be Filed with the SEC and the ISA

Molekule will file with the SEC and the ISA a registration statement on Form S-4, which will include a prospectus of Molekule. INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND THE ISA IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MOLEKULE, AURA, THE PROPOSED MERGER AND RELATED MATTERS. Investors will be able to obtain free copies of the registration statement and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov, the website maintained by the Tel Aviv Stock Exchange at www.tase.co.il and on Molekule’s website at https://investors.molekule.com.